Exhibit 99.1

voxeljet AG Issues Financial Guidance for the Year Ending December 31, 2017

Friedberg, Germany, January 27, 2017 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today issued financial guidance for the year ending December 31, 2017.

•                  Revenue is expected to be in the range of 26.0 million and 28.0 million Euros. This compares to revenue guidance for the year ended December 31, 2016 of between 22.0 million and 24.0 million Euros, which the Company is affirming.

•                  Gross margin is expected to be above 40%.

•                  Operating expenses for the full year are expected as follows: SG&A expenses in the range of 9.25 million and 10.25 million Euros, and R&D expenses to be approximately 4.75 million to 5.75 million Euros. Depreciation and amortization expense is expected to be between 3.0 million and 4.0 million Euros.

•                  EBITDA is expected to be neutral-to-positive in 2017.

•                  Capital expenditures are projected to be in the range of 8.0 million to 9.0 million Euros, which primarily includes ongoing investments in our global subsidiaries.

Rudi Franz, Chief Operating Officer and Chief Financial Officer of voxeljet, commented: “We enter 2017 with momentum as both customer interest and quoting activity remains strong and the outlook for 3D printer sales for industrial production applications is positive. We focus on speed to market and lowering our costs to serve our customers more effectively. Our key initiatives for achieving these objectives include standardization of our product portfolio as well as optimized internal processes. To further push sales, we successfully introduced a group-wide CRM-tool, SAP Cloud for Customer. I expect this to have a significant positive impact on our future sales, as it will help us to better coordinate our activities and leverage our global reach.”

The Company will release its financial results for the fourth quarter and year ended December 31, 2016 after the closing of the financial markets on Thursday, March 30, 2017.

About Voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

+49-821-7483-172